EXHIBIT 99.18
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2021 (the “Form 40-F”), I, Guy Gagnon, Eng., hereby consent to the use of my name in connection with the references to the report entitled “NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada” dated March 25, 2021 (the “Report”), to the use of my name in connection with the mineral reserve estimate for the Canadian Malartic Mine as at December 31, 2021 (the “Estimate”) and to the inclusion of the written disclosure of the Report, the Estimate and of extracts from or summaries thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-237728).

By: /s/ "Guy Gagnon"
Name: Guy Gagnon, Eng.

March 28, 2022